

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 9, 2009

Mr. Fujio Cho
Chairman of the Board
Toyota Motor Corporation
1 Toyota-Cho, Toyota City
Alchi Prefecture 471-8571
Japan

   Re: **Toyota Motor Corporation**
      Form 20-F for the fiscal year ended March 31, 2009
      File No. 001-14948

Dear Mr. Cho:

   We have completed our review of your Form 20-F and have no further comments at this time.

         Sincerely,

         Lyn Shenk
         Branch Chief